March 2, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:       Stephen Krikorian
Accounting Branch Chief, Office of Information Technologies and Services

Wix.com Ltd.
Form 20-F for the Year Ended December 31, 2014, Filed March 31, 2015
File No. 001-36158

Dear Mr. Krikorian:

On behalf of our client, Wix.com Ltd., an Israeli company (the “Company”), we hereby acknowledge receipt by the Company of the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated February 16, 2016 (the “Comment Letter”) with respect to the above-referenced filing of the Company. The Company respectfully requests additional time respond to the letter due to the need for it to gather data in response to the comments and the fact that key members of its management had previously scheduled investor meetings in the United States during the entire week following the arrival of the Comment Letter.  Further to the communications with Amanda Kim yesterday, we hereby confirm that the Company will respond to the Comment Letter on or before March 8, 2016.

Please do not hesitate to contact the undersigned at (212) 819-8754 with any questions.

Sincerely, /s/Colin Diamond Colin Diamond

cc:           Lior Shemesh, Chief Financial Officer, Wix.com Ltd.

Eitan Israeli, General Counsel, Wix.com Ltd.